Exhibit (d)(45)

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

THIS EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT (the “Agreement”) is effective as of the 28th day of April, 2017 by and between Orinda Asset Management LLC (the “Adviser”) and The RBB Fund, Inc., (the “Company”), on behalf of its series, the Orinda Income Opportunities Fund (the “Fund”).

WITNESSETH:

WHEREAS, the Company is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as an open-end management investment company; and

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Company and the Adviser (the “Advisory Agreement”); and

WHEREAS, the Orinda Income Opportunities Fund (the “Predecessor Fund”), a series of Advisors Series Trust (the “Predecessor Trust”), was reorganized into the Fund following the close of business on April 28, 2017; and

WHEREAS, the Adviser had entered into an Amended and Restated Operating Expenses Limitation Agreement with the Predecessor Trust effective as of December 19, 2013 and as amended from time to time (the “Prior Expense Limitation Agreement”);

WHEREAS, the Fund and its respective classes, are responsible for, and have assumed the obligation for, payment of certain expenses that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s Expenses (as such term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Company (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1. Limit on Expenses. The Adviser hereby agrees to limit each class of the Fund’s current Expenses to an annual rate, expressed as a percentage of each class’ respective average daily net assets, to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Expenses of a class of a Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to that class of the Fund, on a monthly basis, the excess expense within thirty (30) calendar days of being notified that an excess expense payment is due. In the event that the Board of Directors of the Company determines that an excess expense payment due date be other than thirty (30) calendar days, the Company will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date. In no case will an excess expense payment due date be less than fifteen (15) calendar days from the date the Adviser is notified of such excess expense.

2. Definition. For purposes of this Agreement, the term “Expenses” with respect to a Fund is defined to include all expenses necessary or appropriate for the operation of a Fund, including the Adviser’s investment advisory or management fee detailed in the Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, interest, dividends and interest paid on short sales, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3. Reimbursement of Fees and Expenses. The Company hereby agrees to reimburse the Adviser for any excess expense payments that are paid or absorbed by the Adviser pursuant to this Agreement set forth above (“Excess Expenses”), subject to the conditions set forth in this Section 3. Such reimbursement will be made as promptly as possible, and to the maximum extent permissible without causing the Expenses for any year to exceed the Annual Limit; provided, however, that such reimbursement for Excess Expenses shall be made only if payable within three years of the end of the fiscal year in which such Excess Expenses were incurred.

In addition, the Company and Orinda hereto agree that, notwithstanding the termination of the Prior Expense Limitation Agreement, Orinda’s right to recover fees and expenses thereunder from the Predecessor Fund survive termination of such Prior Expense Limitation Agreement and such amounts are recoverable by Orinda from the Fund in accordance with the terms thereof. The Fund is not obligated to pay any such waived or absorbed fees or expenses under the Prior Expense Limitation Agreement more than three years after the date on which the fee or expense was waived or absorbed under the Prior Expense Limitation Agreement.

4. Term. This Agreement shall become effective on the date specified herein for an initial term run through December 31, 2018 and for consecutive one year terms thereafter, subject to annual approval by the Board of Directors of the Company, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Directors of the Company, on behalf of a Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser, other than at the end of any one year term by providing sixty (60) days’ written notice to the Fund, without the consent of the Board of Directors of the Company, which consent will not be unreasonably withheld. This Agreement will automatically terminate, with respect to a Fund listed in Appendix A, if the Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Advisory Agreement’s termination for that Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement constitutes the entire agreement of the parties, shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by Delaware law in a manner not in conflict with the provisions of the 1940 Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the day and year first above written.

THE RBB FUND, INC., on behalf of its series, the Orinda Income Opportunities Fund

By:	/s/ Salvatore Faia
Name: Salvatore Faia
Title: President

ORINDA ASSET MANAGEMENT LLC

By:	/s/ Craig Kirkpatrick
Name: Craig Kirkpatrick
Title: President

Appendix A

Series and Class	Expense Limit
Orinda Income Opportunities Fund – Class I	1.40%
Orinda Income Opportunities Fund – Class A	1.70%
Orinda Income Opportunities Fund – Class D	2.40%